UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

05036928

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

~~8-52531~~ 8-51852

RECEIVED MAR 28 2005 MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 EDEN ROAD, SUITE 100
(No. and Street)

STAMFORD	CT	06907
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID KUGLER — 203-329-9321
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Brown, LLP
(Name - if individual, state *last, first, middle name*)

90 Canal Street	Boston	MA	02114
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I DAVID KUGLER swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERIMUTUAL FUNDS DISTRIBUTOR, INC. as of DECEMBER 31 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

Notary Public 2/10/05

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.

Year Ended December 31, 2004

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder
AmeriMutual Funds Distributor, Inc.
Stamford, Connecticut

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of AmeriMutual Funds Distributor, Inc. (the "Company") as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriMutual Funds Distributor, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
February 11, 2005

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
Statement of Financial Condition
December 31, 2004

	2004
Assets	
Cash and cash equivalents	$ 28,459
Accounts receivable	330
Advances to representatives	30,000
Licenses	23,316
Prepaid expenses	2,500
Total assets	$ 84,605
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	$ 11,605
Accrued expenses	9,000
Total liabilities	20,605
Stockholders' equity:	
Common stock, par value $.01 per share, 100 shares authorized, issued, and outstanding	1
Additional paid in capital	79,999
Accumulated deficit	(16,000)
Total stockholder's equity	64,000
Total liabilities and stockholder's equity	$ 84,605

The accompanying notes are an integral part of these financial statements.

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
Statement of Operations
Year Ended December 31, 2004

		2004
Revenue:		
Consulting fees	$	189,800
Commission		60,058
Distribution fees		57,819
Total revenue		307,677
Operating expenses:		
Consulting fees – related party		128,663
Other consulting fees		104,612
Commission expense		31,606
Registration fees		18,588
Professional fees		17,315
Impairment of licenses		10,005
Rent expense		10,000
Other expenses		2,888
Total operating expenses		323,677
Net loss	$	(16,000)

The accompanying notes are an integral part of these financial statements.

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Additional paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	$ 1	$ 7,000	$ 19,678	$ 26,679
Change in ownership	-	52,999	(19,678)	33,321
Capital contribution	-	20,000	-	20,000
Net loss	-	-	(16,000)	(16,000)
Balance at December 31, 2004	$ 1	$ 79,999	$ (16,000)	$ 64,000

The accompanying notes are an integral part of these financial statements.

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
Statement of Cash Flows
Year Ended December 31, 2004

		2004
Cash flows from operating activities:		
Net loss	$	(16,000)
Adjustment to reconcile net loss to net cash used in operating activities:		
Impairment of licenses		10,005
Changes in assets and liabilities:		
Prepaid expenses		10,150
Receivables and advances		(30,330)
Accounts payable and accrued expenses		14,605
Net cash used in operating activities		(11,570)
Cash flows from financing activities:		
Capital contribution		20,000
Net cash provided by financing activities		20,000
Net increase in cash and cash equivalents		8,430
Cash and cash equivalents, beginning of year		20,029
Cash and cash equivalents, end of year	$	28,459
Supplemental disclosure of cash flow information:		
Assets acquired through change in ownership:		
Licenses	$	33,321

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

AmeriMutual Funds Distributor, Inc. (the "Company"), a New York corporation, provides distribution of and marketing consulting for mutual funds and other financial service products throughout the United States. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Change in Ownership

All of the Company's outstanding stock was transferred to Mr. David Kugler from the previous shareholders; Mssrs. Butt, Klutch, and Nolin in January 2004 for consideration of $60,000. The Company acquired assets due to the change in ownership, including licenses. The change in ownership was accounted for under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "*Business Combinations*".

The following is a summary of the allocation of the change of ownership:

Cash	$	20,029
Prepaid expenses		12,650
Accounts payable		(6,000)
Licenses		33,321
	$	60,000

Risks, Uncertainties, and Management's Plans

The Company is subject to risks common to companies with limited operating history and dependence on key personnel. Management anticipates its available cash and cash forecasted to be generated from operations will be sufficient to meet its anticipated working capital through fiscal 2005. While there is no assurance that the Company will be successful in implementing such plans, management believes that it will continue as a going concern through at least December 31, 2005.

Revenue Recognition

Consulting revenue and distribution fees on sales and assets are recognized when the services are rendered provided there is evidence of an arrangement, the fees are fixed or determinable, and collectibility is reasonably assured at the outset of the arrangement.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of 90 days or less to be cash equivalents. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Long-Lived Assets

In accordance with SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", the Company reviews long-lived assets and all amortizing intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Intangible assets consisted of licenses acquired in the change in ownership (See Note 5).

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes
Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date.

The Company's only temporary difference relates to the net operating loss carryforward as a result of the Company's taxable loss for 2003. However, due to the transfer in ownership during January 2004, there may be limitations on the amount of carryforwards which can be realized in future periods as defined by Section 382 of the Internal Revenue Code (the "Code"). The occurrence of a greater than 50% equity shift may have a material impact on the Company's ability to use its net operating loss carryforwards in any given year. Management has applied a full valuation allowance to the deferred tax asset and related benefit due to the uncertainty surrounding its realizability.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1). This Rule requires the maintenance of minimum net capital, as defined, of $5,000 and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2004, the Company had net capital, as defined, of $7,854, which exceeded the required net capital by $2,854. At December 31, 2004, the Company had a ratio of aggregate indebtedness to net capital of 2.62 to 1.

At December 31, 2004, there were differences between the audited new capital computation and the computation prepared by the Company as a result of an audit adjustment to record the transaction described in Note 1 (See Schedule I).

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company pays consulting fees to its sole shareholder for services provided in fulfilling the terms of its contracts. Consulting expenses paid totaled $128,663 for the year ended December 31, 2004.

NOTE 4 – CONCENTRATIONS

Major Customers
The Company received approximately 79% of its revenue from three customers during the year ended December 31, 2004.

NOTE 5 – COMMITMENT

The Company leases office space on a month to month basis.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors
AmeriMutual Funds Distributor, Inc.
Stamford, Connecticut

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of AmeriMutual Funds Distributor, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2004 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2004.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
February 11, 2005

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
Year Ended December 31, 2004

Schedule I

	Audited Net Capital 2004	As Originally Filed 2004
Common stock	$ 1	$ 1
Additional paid-in capital	79,999	27,000
Retained earnings	(16,000)	13,683
Total capital	64,000	40,684
Unallowable assets:		
Accounts receivable	(330)	(330)
Licenses	(23,316)	-
Advances to representative	(30,000)	(30,000)
Prepaid expense	(2,500)	(2,500)
Total unallowable assets	(56,146)	(32,830)
Net capital	7,854	7,854
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	$ 2,854	$ 2,854
Aggregate indebtedness	$ 20,605	$ 20,605
Ratio of aggregate indebtedness to net capital	2.62	2.62

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
Year Ended December 31, 2004

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).